

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

August 3, 2009

Mr. Thomas S. Shilen, Jr
Sr. Vice President and Corporate Controller
Sara Lee Corporation
3500 Lacey Road
Downers Grove, IL 60515-5424

> **Re: Sara Lee Corporation**
> **Form 10-K for Fiscal Year Ended June 28, 2008**
> **Filed August 27, 2008**
> **Form 10-Q for Fiscal Quarter Ended December 27, 2008**
> **Filed February 4, 2009**
> **Response Letter Dated May 29, 2009**
> **Response Letter Dated July 17, 2009**
> **File No. 001-03344**

Dear Mr. Shilen:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jill Davis
Branch Chief